SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BioLife Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09062W204

 (CUSIP Number)

Michael Rice, Chief Executive Officer

3303 Monte Villa Parkway, Suite 310

Bothell, Washington 98021

(425) 402-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 09062W204

1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas Girschweiler

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]

                                                                                                                                              (b)  [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

        Not Applicable

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

               PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,411,727

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 3,411,727

	10.	SHARED DISPOSITIVE POWER 0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,411,727 shares, consisting of:

(a)	1,789,677 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named Taurus4757 GmbH (“Taurus”)
(b)	1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus
(c)	67,856 shares of common stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days.
(d)	10,000 shares of common stock issuable pursuant to restricted stock awards held directly by the Reporting Person.

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.6%

14.     TYPE OF REPORTING PERSON

                 IN

SCHEDULE 13D

CUSIP NO. 09062W204

1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taurus4757 GmbH

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]

                                                                                                                                              (b)  [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

        Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]

               PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,343,871

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 3,343,871

	10.	SHARED DISPOSITIVE POWER 0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,343,871 shares, consisting of:

(a)	1,789,677 shares of common stock held directly by Reporting Person
(b)	1,544,194 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%

14.     TYPE OF REPORTING PERSON

                 CO

Item 5.  Interest in Securities of the Issuer.

-------------------------------------------

Item 5 is hereby amended and supplemented as follows:

On April 24, 2018, Taurus4757 GmbH (“Taurus”) sold 1,025,000 common shares to institutional investors.

As of the date hereof, Mr. Girschweiler beneficially owns 3,411,727 shares of the Issuer, consisting of 1,789,677 shares of common stock held indirectly through Taurus, 1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus, 67,856 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days and 10,000 shares of common stock issuable pursuant to restricted stock awards held directly by the Reporting Person.  Such shares represent a total of 21.6% of the Issuer’s outstanding shares of common stock.

Mr. Girschweiler has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Taurus with respect to the securities held by Taurus, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, Taurus beneficially owns 3,343,871 shares of the Issuer, consisting of 1,789,677 shares of common stock held directly by Taurus, and 1,544,194 shares of common stock issuable upon exercise of warrants held directly by Taurus.  Such shares represent a total of 21.3% of the Issuer’s outstanding shares of common stock.

Taurus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except for Mr. Girschweiler, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2018	/s/ Thomas Girschweiler Thomas Girschweiler

Dated: May 2, 2018	TAURUS4757 GMBH

/s/ Thomas Girschweiler Thomas Girschweiler, Managing Partner